MULTI-CLASS PLAN
PURSUANT TO RULE 18f-3 FOR

COHEN & STEERS REALTY INCOME FUND, INC.

WHEREAS, Cohen & Steers Realty Income Fund, Inc. (the "Fund") is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, the Fund desires to adopt a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act (the "Plan") with respect to the Fund; and

WHEREAS, the Fund employs Cohen & Steers Securities, LLC (the "Distributor") as principal underwriter of the securities of which it is the issuer;

NOW, THEREFORE, the Fund hereby adopts the Plan, in accordance with Rule 18f-3 under the 1940 Act, on the following terms and conditions:

1. Features of the Classes. The Fund issues its shares of common stock in classes: "Class A Shares," "Class B Shares," "Class C Shares" and "Class I Shares." Shares of each class of the Fund shall represent an equal pro rata interest in the Fund and, generally, shall have identical voting, dividend, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class shall have a different designation; (b) each class of shares shall bear any Class Expenses, as defined in Section 4 below; and (c) each class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its shareholder servicing or distribution arrangements and each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class. In addition, Class A, Class B, Class C and Class I shares of the Fund shall have the features described in Sections 2-6 below.

2. Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan with respect to the Class A, Class B and Class C shares of the Fund, which provides that the Fund pays fees for shareholder account service and maintenance at an annual rate of up to 0.10% of the average daily net asset value of the Class A shares and up to 0.25% of the average daily net asset value of the Class B and Class C shares. The Class I shares do not participate in the Shareholder Services Plan. The fees under the Shareholder Services Plan are intended to be a "service fee" as defined under the Financial Industry Regulatory Authority rules.

3. Distribution Plan. The Fund has adopted a Distribution Plan with respect to the Class A, Class B and Class C shares of the Fund pursuant to Rule 12b-1 promulgated under the 1940 Act. The Distribution Plan provides that the Fund pays the Distributor at an annual rate not to exceed 0.25% of the average net asset value of the Class A shares. With respect to the Class B and Class C shares, the Distribution Plan provides that the Fund pays the Distributor at an annual rate not to exceed 0.75% of the average net asset value attributable to the Class B and Class C shares. The Distribution Plan provides that the Distributor may use amounts received (a) to make payments to brokers or other financial intermediaries who have rendered assistance and (b) for other expenses such as advertising costs and payment for the printing and distribution of prospectuses to prospective investors.

4. Allocation of Income and Expenses. (a) The gross income of the Fund shall, generally, be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses (as defined below), which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of the Fund. These expenses include those incurred by the Fund not attributable to any particular class of the Fund's shares (for example, advisory fees, custodial fees, or other expenses relating to the management of the Fund's assets) ("Fund Level Expenses").

(b) Expenses attributable to a particular class ("Class Expenses") shall be limited to: (i) payments made pursuant to the Shareholder Services Plan or the Distribution Plan; (ii) transfer agent fees attributable to a specific class;
(iii) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class; (iv) Blue Sky registration fees incurred by a class; (v) Securities and Exchange Commission registration fees incurred by a class; (vi) litigation or other legal expenses relating solely to one class; and (vii) directors' fees incurred as a result of issues relating to a specific class.

Therefore, expenses of the Fund shall be apportioned to each class of shares depending on the nature of the expense item. Fund Level Expenses will be allocated among the classes of shares based on their relative net asset values. Class Expenses shall be allocated to the particular class(es) to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it shall be charged to the Fund for allocation among classes as a Fund Level Expense. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended.

5. Exchange Privileges. The Class A, Class B, Class C and Class I shares of the Fund may be exchanged for shares of other Cohen & Steers funds or, under certain circumstances described in the Fund's prospectus, for shares of another class of the Fund. For share exchanges between the Fund and another Cohen & Steers fund, any applicable sales charge, contingent deferred sales charge or redemption fee will apply as described in the Fund's prospectus. The exchange privilege may be modified or revoked at any time upon 60 days' notice to shareholders.

6. Conversion Features. There shall be no conversion features associated with the Class A, Class C or Class I shares of the Fund. The Class B shares of the Fund convert automatically into Class A shares at the end of the month which precedes the eighth anniversary of the purchase date.

7. Modification of the Plan. The Plan shall not be materially amended except by vote of a majority of both (a) the Directors of the Fund and (b) those Directors of the Fund who are not "interested persons" (as defined in the 1940 Act) of the Fund after finding that modification of the Plan, including the expense allocation, is in the best interests of each class individually and the Fund as a whole.

As revised: June 22, 2010